Filed under Rule 424(b)(2), File No. 333-213439

Preliminary Pricing Supplement No. 22—Dated Wednesday, January 24, 2018 (To: Prospectus dated September 1, 2016 and Prospectus Supplement Dated: May 15, 2017)

CUSIP Number	Principal Amount	Selling Price	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor’s Option	Product Ranking
92346MBU4	[]	100.00%	3.150%	[]	Fixed	4.550%	Semi-Annual	02/15/2048	8/15/2018	$24.52	Yes	Senior Unsecured Notes
Redemption Information: Callable at 100% on 2/15/2023 and any time thereafter with 30 Calendar Days Notice.
Verizon Communications Inc.				Offering Date: Wednesday, January 24, 2018 through Monday, January 29, 2018							Verizon Communications Inc.
One Verizon Way				Trade Date: Monday, January 29, 2018 @ 12:00 PM ET							Verizon InterNotes ®
Basking Ridge, New Jersey 07920-1097				Settle Date: Thursday, February 1, 2018							Prospectus dated September 1, 2016 and Prospectus
				Minimum Denomination/Increments: $1,000.00/$1,000.00							Supplement Dated: May 15, 2017
Initial trades settle flat and clear SDFS: DTC Book Entry only
DTC Number 0235 via RBC Dain Rauscher Inc

Joint Lead Manager and Lead Agent: Incapital

Agents: BofA Merrill Lynch, Citigroup, Morgan Stanley, RBC Capital Markets, Wells Fargo Advisors

Except for Notes sold to level-fee accounts, Notes offered to the public will be offered at the public offering price set forth in this Pricing Supplement. Agents purchasing Notes on an agency basis for non-level fee client accounts shall purchase Notes at the public offering price. Notes purchased by the Agents for their own account may be purchased at the public offering price less the applicable concession. Notes purchased by the Agents on behalf of level-fee accounts may be sold to such accounts at the applicable concession to the public offering price, in which case, such Agents will not retain any portion of the sales price as compensation.

If the maturity date or an interest payment date for any note is not a business day (as defined in the prospectus supplement), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the maturity date or interest payment date.

The Verizon InterNotes® will be represented by a Master Note in fully registered form, without coupons. The Master Note will be deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC, as depository, or another depository as may be named in a subsequent pricing supplement.

RECENT DEVELOPMENTS

On January 23, 2018, we announced our unaudited preliminary results for the fourth quarter and full year 2017. For the fourth quarter 2017, we reported net income attributable to Verizon of $18.7 billion, or $4.56 per diluted share, compared with net income of $4.5 billion, or $1.10 per share, in the fourth quarter 2016. Reported earnings in the fourth quarter 2017 included special items primarily related to the annual actuarial valuation of benefit plans and mark-to-market pension adjustments and severance related charges, early debt redemption costs, charge for product realignment, acquisition and integration related costs, gain on spectrum license transactions and the provisional estimate of the impact of the Tax Cuts and Jobs Act. Fourth quarter 2016 reported earnings included severance costs and mark-to-market pension and benefit credits. For the full year 2017, we reported earnings attributable to Verizon of $30.1 billion, or $7.36 per diluted share, compared with $13.1 billion, or $3.21 per diluted share, in 2016.

During the fourth quarter 2017, consolidated operating revenues were $34.0 billion, an increase of 5.0% compared to the fourth quarter 2016. Annual consolidated operating revenues remained consistent at $126.0 billion in 2017, compared to 2016.

Total operating expenses were $29.2 billion in the fourth quarter 2017 and $98.6 billion for the full year 2017, an increase of 19.9% and a decrease of 0.3%, respectively, from the corresponding periods in 2016.

Total operating revenues from our Wireless segment were $23.8 billion for the fourth quarter 2017 and $87.5 billion for the full year 2017, an increase of 1.7% and a decrease of 1.9%, respectively, from the corresponding periods in 2016. Wireless total operating expenses were $16.7 billion for the fourth quarter 2017 and $58.3 billion for the full year 2017, a decrease of 2.4% and 1.7%, respectively, from the corresponding periods in 2016.

Total operating revenues from our Wireline segment were $7.6 billion for the fourth quarter 2017 and $30.7 billion for the full year 2017, an increase of 0.1% and 0.6%, respectively, from the corresponding periods in 2016. Wireline total operating expenses were $7.6 billion for the fourth quarter 2017 and $30.3 billion for the full year 2017, an increase of 3.9% and a decrease of 1.6%, respectively, from the corresponding periods in 2016.

Cash flows from operating activities were $25.3 billion for the full year 2017, compared with $22.8 billion in 2016. In 2017, net cash used in investing activities was $19.4 billion, including $17.2 billion in capital expenditures. Net cash used in financing activities was $6.7 billion in 2017. Our total debt increased by $9.0 billion compared with year-end 2016, to $117.1 billion at year-end 2017.